FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Coastport Capital Inc.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coastport Capital Inc.
         Registrant

            Dated: July 10, 2006                         By: /s/David Patterson/s/

Coastport Capital Inc.	Number: 013-06 3rd Floor, 157 Alexander Street Vancouver, BC Canada V6A 1B8 Telephone: (604) 684-0561 Facsimile: (604) 602-9311 info@coastportcapital.com www.coastportcapital.com

Coastport reports discovery of a new massive sulphide zone at Guatuza and high grade assays of
11.1 g/t gold, 77.9 g/t silver, 23.4% zinc and 1.02% copper over 6.7 m in drillhole LP-06-02 at La Mina

Coastport Capital Inc. (TSXV-CPP)(F-C1J) reports Phase I drilling at the La Plata poly-metallic massive sulphide project is complete and that high-grade assays from drill hole LP-06-02 and final assays from hole LP-06-01, previously reported as preliminary, have been received. The drill program consisted of 2,512 m BTW (4.2 cm) core drilling in 8 drillholes. Holes LP-06-01 to LP-06-03 were drilled to test the south-southwest extension of the La Mina deposit. Hole LP-06-03 failed to intersect massive sulphides.

LP-06-02 intersected 6.7 m of massive sulphides at a vertical depth of 327 m. Based on 40º core-axis to bedding angles this intersection is estimated to be 4.4 m true thickness. The massive sulphides averaged 11.1 g/t Au, 77.9 g/t Ag, 23.44% Zn, 1.02% Cu and 3.19% Pb over 6.7 m core length.

LP-06-01 intersected 8.9 m of massive sulphide averaging 31.1 g/t Au, 289.39 g/t Ag, 18.16% Zn, 5.86% Cu and 1.61% Pb over 8.9 m core length including 5.2 m averaging 51.11 g/t Au, 243.47 g/t Ag, 17.58% Zn, 4.88% Cu and 1.77% Pb. The vertical depth of the 8.9 m massive sulphide interval is approximately 370 m below surface. The true thickness of the zone is estimated at 6.8 m, based on 50º core-axis to bedding angles in the immediately overlying unit.

Assay results are tabulated below:

Drill Hole	From (m)	To (m)	Width (m)	Vertical Depth (m)	Comments	Au (g/t)	Ag (g/t)	Zn (%)	Cu (%)	Pb (%)
*LP-06-01	162.70	162.95	0.25	125	massive sulphide	14.05	44.50	14.25	0.65	1.30
“”	453.50	462.4	8.90	370	massive sulphide	31.61	289.39	18.16	5.86	1.61
incl	457.20	462.4	5.20		visible gold	51.11	243.47	17.58	4.88	1.77
LP-06-02	327.34	334.04	6.80	327	massive sulphide	11.1	77.90	23.44	1.02	3.19
* Preliminary assays reported in Coastport Press Release dated May 23, 2006.

LP-06-01 and LP-06-02 are located approximately 65 metres south-southwest down-plunge and 41 m west of the massive sulphide intersection in the nearest previous drill hole. Holes LP-06-01 and LP-06-02 have thus extended mineralization at the La Mina deposit which remains open to the west and southeast. Hole LP-06-03 was drilled 45 m west of hole LP-06-02 and approximately 50 m southwest of LP-06-01, but failed to intersect massive sulphides at the favourable horizon. Links to a drill plan and sections are provided at Coastport’s website at http://www.coastportcapital.com/s/laplata.asp

LP-06-05 was drilled to test the northeast down-plunge extension of La Mina. It intersected a fragmental unit containing several massive sulphide fragments up to 5 cm wide, indicating proximity to a massive sulphide horizon.

LP-06-04, 06-06 and 06-07 were drilled to test the Guatuza prospect located 175 m northeast of la Mina. All three holes intersected semi-massive to massive sulphides ranging between 1.0 and 6.8 m. Drillhole LP-06-06 intersected three massive sulphide horizons ranging from 2.6 to 6.8 m over a 20 m section. This represents a new massive sulphide discovery at the La Plata project. The primary target was a 200 m long, shallow IP chargebility anomaly coinciding with the favourable target horizon and associated with strong surface alteration, and elevated gold-copper-zinc geochemistry.

LP-06-08 was drilled to test the San Pablo prospect located approximately 1.2 km north of La Mina. It intersected a wide zone of disseminated sulphide mineralization.

Assays are pending for drilllholes LP-06-03 to LP-03-08. In addition, surface and borehole geophysical programs are underway. These results will be reported when received and thoroughly reviewed. Coastport and project operator Cornerstone Capital Resources Inc. are pleased with the success of Phase I and a Phase II drill program is proposed for late-summer to early fall, pending final receipt and interpretation of all results.

The La Mina deposit has a preliminary grade and tonnage estimate prepared by Cambior Mines Inc in 1998 as follows:

	Tonnage (t)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)
Total Resources*	840,459	4.8	54.4	4.1	4.2	0.7

(*Note: Resources referred to within this release are not compliant with the requirements of National Instrument 43-101. Neither Cornerstone nor Coastport has undertaken an independent investigation of the resource estimates nor independently analyzed the results of the previous exploration work in order to verify the classification of these resources. The historical estimates, therefore, should not be relied upon. Nevertheless, Cornerstone and Coastport believe that these historical estimates provide a conceptual indication of the exploration potential of the property.)

The exceptionally high precious metal grades associated with massive sulphides suggest similarities to other deposits in the gold-rich (VMS) deposit class. The premier example is the Eskay Creek deposit in British Colombia which grades 65.5 g/t Au and 2,931 g/t Ag (BC Ministry of Energy, Mines and Petroleum website, 2006).

This press release was prepared by Mike Basha, PEng, PGeo, Cornerstone’s Vice President Exploration, a Qualified Person, as per the definition in National Instrument 43-101. Lawrence Winter, MSc, PGeo, is the Qualified Person supervising the drilling program. George Smith, MSc, is Exploration Manager for Cornerstone in Ecuador.

Under Cornerstone’s QA/QC procedures, saw-cut samples representing 50% splits of cores were collected and sealed at the core processing facility on site and delivered to the lab by company personnel. Blanks and standards were inserted into every 20 sample batch. Samples were submitted to ALS Chemex in Quito, Ecuador and analyzed in Vancouver, BC. 50 g splits were used for all samples. Gold was analyzed by fire assay-AA and overlimits (+10 ppm) were done by gravimetric finish. All other elements were analyzed by aqua-regia digestion and ICPMS/AES with silver overlimits (+100 ppm) and Cu, Zn and Pb overlimits (+10,000 ppm) by AAS.

Coastport has an option to earn Cornerstone’s 70% interest in the La Plata property by funding Cornerstone’s commitments under its agreement with Sultana Del Condor Minera S.A. Coastport may acquire 100% of Cornerstone’s interest by meeting all of Cornerstone’s obligations to Sultana through to mine financing, by issuing Coastport shares to Cornerstone representing 10% of its fully diluted share capitalization, and by granting Cornerstone a 2% net smelter return royalty (NSR) in the project (See Coastport’s Press Release dated 11/23/2005 (http://www.coastportcapital.com).

In addition to the La Plata Project, Cornerstone and Coastport are working together on the Shyri Project in the south-central part of Ecuador.

On Behalf of the Board,

David Patterson
President, Coastport Capital Inc.

Further information is available on the Coastport Web site at www.coastportcapital.com; via e-mail at info@coastportcapital.com; or call 1-604-684-0561.